SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 23 June 2005


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 23 June 2005 re: Director Shareholding




                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

LLOYDS TSB GROUP plc


2. Name of director

MICHAEL EDWARD FAIREY


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE SECTION 6


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. Fairey:     70,238
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):      2,403
Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
- Mr. Fairey (Single company maxi ISA):     6,234
Hill Samuel Offshore Trust Company Limited (HSOTC):       31,901
(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE SECTION 6


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

On 20th June, 2005, 13 shares were acquired by LTSBRCNL AESOP1 at 469p per share for Mr. Fairey, under the Lloyds TSB Group Shareplan, as follows:

      7 "partnership shares"; and
      6 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


7. Number of shares/amount of stock acquired

SEE SECTION 6


8. Percentage of issued class

MINIMAL


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

ORDINARY SHARES OF 25p EACH


12. Price per share

SEE SECTION 6


13. Date of transaction

SEE SECTION 6


14. Date company informed

SEE SECTION 6


15. Total holding following this notification

Mr. Fairey:     70,238
LTSBRCNL AESOP1:     2,416
LTSBR(I)NL:
- Mr. Fairey (Single company maxi ISA):     6,234
HSOTC:      31,901
(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)


16. Total percentage holding of issued class following this notification

MINIMAL


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-


18. Period during which or date on which exercisable

-


19. Total amount paid (if any) for grant of the option

-


20. Description of shares or debentures involved: class, number

-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-


22. Total number of shares or debentures over which options held following this notification

2,210,376


23. Any additional information

-


24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY               020 7356 1043


25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY


Date of Notification

22ND JUNE, 2005


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1. Name of company

LLOYDS TSB GROUP plc


2. Name of director

MR. ARCHIBALD GERARD KANE


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE SECTION 6


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

    Mr. A.G. Kane:     95,204
    Miss D.M. Muirhead (Mrs. Kane):       613
    Lloyds TSB Registrars Corporate Nominee Limited
    AESOP1 account (LTSBRCNL AESOP1):      2,922
    Lloyds TSB Registrars (ISA) Nominees Limited (LTSBR(I)NL):
    - Mr. Kane: (Single company maxi ISA):     1,108
    Hill Samuel Offshore Trust Company Limited (HSOTC): 22,171
    (excluding any conditional award of performance shares under the Lloyds TSB performance share plan)


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE SECTION 6


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

On 20th June, 2005, 32 shares were acquired by LTSBRCNL AESOP1 at 469p per share for Mr. Kane, under the Lloyds TSB Group Shareplan, as follows:

           26 "partnership shares"; and
            6 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


7. Number of shares/amount of stock acquired

SEE SECTION 6


8. Percentage of issued class

MINIMAL


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

ORDINARY SHARES ON 25p EACH


12. Price per share

SECTION 6


13. Date of transaction

SEE SECTION 6


14. Date company informed

SEE SECTION 6


15. Total holding following this notification

    Mr. A.G. Kane:     95,204
    Miss D.M. Muirhead (Mrs. Kane):       613
    LTSBRCNL AESOP1:      2,954
    LTSBR(I)NL:
    - Mr. Kane: (Single company maxi ISA):      1,108
    HSOTC:     22,171
    (excluding any conditional award of performance shares under the Lloyds TSB performance share plan)

16. Total percentage holding of issued class following this notification

MINIMAL

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-


18. Period during which or date on which exercisable

-


19. Total amount paid (if any) for grant of the option

-


20. Description of shares or debentures involved: class, number

-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-


22. Total number of shares or debentures over which options held following this notification

1,887,352


23. Any additional information

-


24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY                         020 7356 1043


25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY


Date of Notification

22ND JUNE, 2005



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

LLOYDS TSB GROUP plc


2. Name of director

JOHN ERIC DANIELS


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

SEE SECTION 6


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr. J.E. Daniels:     157,792
Lloyds TSB Registrars Corporate Nominee Limited
AESOP1 account (LTSBRCNL AESOP1):      2,922
Hill Samuel Offshore Trust Company Limited (HSOTC): 57,737
(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

SEE SECTION 6


6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

On 20th June, 2005, 32 shares were acquired by LTSBRCNL AESOP1 at 469p per share for Mr. Daniels, under the Lloyds TSB Group Shareplan, as follows:

           26 "partnership shares"; and
            6 "matching" shares.

The company's registrar, which handles administrative arrangements relating to the Lloyds TSB Group Shareplan, has just notified the company of the relevant details.


7. Number of shares/amount of stock acquired

SEE SECTION 6


8. Percentage of issued class

MINIMAL


9. Number of shares/amount of stock disposed

N/A


10. Percentage of issued class

N/A


11. Class of security

ORDINARY SHARES OF 25p EACH


12. Price per share

SEE SECTION 6


13. Date of transaction

SEE SECTION 6


14. Date company informed

SEE SECTION 6


15. Total holding following this notification

MR. J.E. DANIELS:      157,792
LTSBRCNL AESOP1:      2,954
HSOTC:      57,737
(excluding any conditional award of performance shares under the Lloyds TSB performance share plan)


16. Total percentage holding of issued class following this notification

MINIMAL


If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-


18. Period during which or date on which exercisable

-


19. Total amount paid (if any) for grant of the option

-


20. Description of shares or debentures involved: class, number

-


21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22. Total number of shares or debentures over which options held following this notification

2,699,270


23. Any additional information

-


24. Name of contact and telephone number for queries

A.J. MICHIE, SECRETARY               020 7356 1043


25. Name and signature of authorised company official responsible for making this notification

A.J. MICHIE, SECRETARY


Date of Notification

22ND JUNE, 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


The London Stock Exchange
RNS
10 Paternoster Square
London
EC4M 7LS
                                                                 22nd June, 2005


Dear Sirs

Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors

Hill Samuel ESOP Trustees Limited, as trustee of the Lloyds TSB Group Shareplan, transferred 110,822 ordinary shares of 25p each in the capital of Lloyds TSB Group plc from Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares), following the forfeiture of shares, under the rules of Shareplan, by participants who have left the group.

The following directors, together with some 77,000 other employees, are potential participants in Shareplan and are, therefore, to be treated as interested in the 119,503 shares held by Lloyds TSB Registrars Corporate Nominee Limited a/c AESOP2 (unallocated shares).

Mr. J.E. Daniels

Ms. T.A. Dial

Mr. M.E. Fairey

Mr. A.G. Kane

Mr. G.T. Tate

Mrs. H.A. Weir

This notification is made to comply with paragraph 16.13 of the listing rules.

Yours faithfully




A.J. Michie
Secretary

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:    23 June 2005